

14030295

6/25/14

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-49337~~ 8-53008

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mosaic Capital Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15165 Ventura Blvd. #425
(No. and Street)

Sherman Oaks (City) CA (State) 91403 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Garry Michael Kann 424-245-8373
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 West Olympic Blvd., Suite 875 (Address) Los Angeles (City) CA (State) 90064 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



6/25/14

OATH OR AFFIRMATION

I, Garry Michael Kann, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mosaic Capial Securities LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



MARY MATSIK
Commission # 2035519
Notary Public - California
Los Angeles County
My Comm. Expires Aug 26, 2017

Signature

CEO

Title

Garry Michael Kann

June 19, 2014

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Mosaic Capital Securities LLC

Report Pursuant to Rule 17a-5(d)

Financial Statements

For the Year Ended December 31, 2013

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152
joeyafeh@cpasocal.com
PCAOB # 3346

Independent Auditor's Report

Board of Directors
Mosaic Capital Securities, LLC
Sherman Oaks, California

Report on the Financial Statements

I have audited the accompanying financial statements of Mosaic Capital Securities, LLC (the Company) which comprise the statement of financial condition as of December 31, 2013 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

Board of Directors
Mosaic Capital Securities, LLC
Page 2

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mosaic Capital Securities, LLC as of December 31, 2013, and the results of its operations and its changes in financial position for the year ended in accordance with accounting principles generally accepted in the United States of America.

Other Matters
My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information in Schedules I, II and III is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying financial statements have been prepared assuming that Mosaic Capital Securities, LLC will continue as a going concern. As discussed in Note 6 and Schedule I, Computation of Net Capital to the financial statements, the Company's ability to generate sufficient cash flows to meet its obligations, either through future revenues and/or additional debt or equity financing, cannot be determined at this time. Management's plans in regard to these matters are raising additional capital. These financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.



Joseph Yafeh, CPA

Los Angeles, California
June 18, 2014

Mosaic Capital Securities LLC

Statement of Financial Condition

December 31, 2013

Assets	
Cash in Bank	$ 825
Note Receivable	6,000
Prepaid Taxes	100
Total Assets	$ 6,925
Liabilities and Member's Equity	
Liabilities	
Accounts Payable	$12,543
Total Liabilities	12,543
Member's Equity	
Member's Equity	(5,618)
Total Member's Equity	(5,618)
Total Liabilities and Member's Equity	$ 6,925

The accompanying notes are an integral part of these financial statements.

Mosaic Capital Securities LLC

Statement of Operations

For the Year Ended December 31, 2013

Revenues	
Administrative Income	$ 600
Total revenues	600
Expenses	
Professional Fees	13,814
FINRA & SIPC Fees	9,282
Operating Expenses	1,015
Total Expenses	24,111
Net Income(loss) before taxes	(23,511)
Other Income	1,252
Income before taxes	(22,259)
Provision for Income taxes	800
Net Income(loss)	$(23,059)

The accompanying notes are an integral part of these financial statements.

Mosaic Capital Securities LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2013

	Member's Equity
Balance at December 31, 2012	$ 8,291
Member's contributions	9,150
Net Income(Loss)	(23,059)
Balance at December 31, 2013	$(5,618)

The accompanying notes are an integral part of these financial statements.

Mosaic Capital Securities LLC

Statement of Cash Flows

For the Year Ended December 31, 2013

Cash flow from operating activities:		
Net Income(loss)		$ (23,059)
Adjustments to reconcile net income(loss) to net		
cash provided by (used in) operating activities:		
(Increase) decrease in assets:		
Note Receivable	$ (6,000)	
Prepaid income tax	1,600	
Increase (decrease) in liabilities:		
Accounts payable	12,043	
Total adjustments	7,643	7,643
Net cash provided by (used in) operating activities		(15,416)
Net cash provided by (used in) investing activities		-0-
Cash flow from financing activities:		
Member's contributions	9,150	
Net cash provided by (used in) financing activities		9,150
Net increase (decrease) in cash		(6,266)
Cash at beginning of year		7,091
Cash at end of year		$ 825

The accompanying notes are an integral part of these financial statements.

Mosaic Capital Securities LLC

Notes to Financial Statements

December 31, 2013

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Mosaic Capital Securities LLC (the "Company") was organized in the State of California on June 13, 2000. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation("SIPC").

The Company is a wholly-owned subsidiary of Mosaic Capital, LLC(the "Parent").

The Company provides investment-banking services in raising capital or acquiring or divesting operations to companies located in the United States of America. FINRA allows the Company to be engaged in private placement and direct participation programs on a best efforts basis involving corporate equities, corporate debt, real estate ventures, oil and gas programs, mortgage obligations, and other assets. At December 31, 2013, one client accounts for 100% of the Company's revenue.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable are valued and reported at net realized value. As of December 31, 2013, the Company did not record any bad debt expense.

Mosaic Capital Securities LLC

Notes to Financial Statements

December 31, 2013

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(Continued)

The Company receives fees in accordance with terms stipulated in its engagement contracts. Fees are recognized as earned. The Company also receives success fees when transactions are completed. Success fees are recognized when earned, the Company has no further continuing obligations, and collection is reasonably assured. Administrative revenue is also recognized as earned.

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through June 18, 2014, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 2: INCOME TAXES

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company is subject to a limited liability company gross receipts tax, with a minimum franchise tax. As of December 31, 2013, the income tax provision consists of the following:

Franchise tax	$ 800
Gross receipts tax	0
Total income tax provision	$ 800

Note 2: INCOME TAXES(continued)

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax return that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2010 to the present, generally for three years after they are filed.

Note 3: FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Note 3: FAIR VALUE(continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2013:

Fair Value Measurement on a Recurring Basis

As of December 31, 2013

Assets	Level 1	Level 2	Level 3
Cash and Securities	$825	$ 0	$ 0

Note 4: RELATED PARTY TRANSACTIONS

The Company entered into an expense sharing agreement with the Parent effective January 1, 2009, and on January 1, 2012, the Company revised its agreement. The terms of this agreement provide that some overhead expenses incurred are paid by the Parent and reimbursed by the Company. Overhead expenses, as defined by the agreement, shall include rent, accounting services, and various other operating costs incurred in the ordinary course of the business. The company suspended the expenses sharing agreement with is Parent in 2012 and continued the suspension for all of 2013 to ensure that the Company remained in net capital.

For the year ended December 31, 2103, all of the Company's revenue was earned from its Parent.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 5: RECENTLY ISSUED ACCOUNTING STANDARDS

In June of 2009, the Financial Accounting Standards Board (the "FASB") implemented a major restructuring of U.S. accounting and reporting standards. This restructuring established the Accounting Standards Codification ("Codification" or "ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by

Mosaic Capital Securities LLC

Notes to Financial Statements

December 31, 2013

Note 5: RECENTLY ISSUED ACCOUNTING STANDARDS(continued)

nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standard Updates("ASUs").

For the year ending December 31, 2013, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

ASU NO.	Title	Effective Date
2011-04	Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (May 2011).	After December 15, 2011
2011-05	Comprehensive Income (Topic 220): Presentation of Comprehensive Income (June 2011).	After December 15, 2011
2011-08	Intangibles - Goodwill and Other (Topic 350): Testing Goodwill for Impairment (September 2011).	After December 15, 2011
2011-11	Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities (December 2011).	After January 1, 2013
2011-12	Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-5 (December 2011).	After December 15, 2011
2012-02	Intangibles - Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment (July 2012).	After September 15, 2012

Mosaic Capital Securities LLC

Schedule I - Computation of Net Capital Requirements

Pursuant to Rule 15c3-1

As of December 31, 2013

Computation of net capital

Member's Equity	$(5,618)	
Total member's equity		$(5,618)
Less: Non-allowable assets		
Prepaid income tax	(100)	
Notes Receivable	(6,000)	
Total non-allowable assets		(6,100)
Net capital(deficiency)		(11,718)
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	835	
Minimum dollar net capital required	5,000	
Net capital required(greater of above)		(5,000)
Excess net capital(deficiency)		$(16,718)
Computation of Aggregate Indebtedness		
Total Liabilities	12,543	
Percentage of aggregate indebtedness to net capital		

Percentage of debt to debt-equity to total computed in accordance with Rule 15c 3-1(d) NA

Mosaic Capital Securities LLC

Schedule I - Computation of Net Capital Requirements

Pursuant to Rule 15c3-1

(continued)

As of December 31, 2013

Reconciliation

Unaudited net capital	$(12,442)
Audit Adjustments	724
Audited Net Capital	$(11,718)

See independent auditor's report

Mosaic Capital Securities LLC

Schedule I - Computation for Determining of Reserve

Requirements Pursuant to Rule 15c3-3

As of December 31, 2013

A computation of reserve requirements is not applicable to Mosaic Capital Securities LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

See independent auditor's report

Mosaic Capital Securities LLC

Schedule II – Information Relating to Possession or Control

Requirements Pursuant to Rule 15c3-3

As of December 31, 2013

Information relating to possession or control requirements is not applicable to Mosaic Capital Securities LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

See independent auditor's report

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152
joeyafeh@cpasocal.com
PCAOB # 3346

PART II

Report on Internal Control Required by SEC Rule 17a-5(g) (1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Member
Mosaic Capital Securities, LLC
Sherman Oaks, CA

In planning and performing my audit of the financial statements of Mosaic Capital Securities, LLC (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute

assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatement on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Due to the fact that the Accounting Department of the Company is a one person operation, there is not sufficient segregation of duties for the year 2013. Therefore, there is a deficiency in the internal control but not a material weakness.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities

Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Joseph Yafeh, CPA

Los Angeles, California
June 18, 2014